Exhibit 11

Elite Information Group, Inc.
Computation of Earnings per Share
(In thousands, except per share data)
(Unaudited)

	Three months ended		Six months ended

	June 30,	June 30,	June 30,	June 30,
	2001	2000	2001	2000

Net income	$1,289	$106	$986	$543

Basic earnings per share:

Weighted average common shares outstanding	8,059	8,536	8,059	8,502

Net income per common share	$0.16	$0.01	$0.12	$0.06

Diluted earnings per share:

Weighted average common shares outstanding	8,059	8,536	8,059	8,502

Addition from assumed exercise of stock options	117	176	115	267

Weighted average common and common equivalent shares outstanding	8,176	8,712	8,174	8,769

Net income per common and common equivalent share	$0.16	$0.01	$0.12	$0.06